ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Three and Six Months ended June 30, 2024

ALAMOS GOLD INC.
For the Three and Six months ended June 30, 2024

2024 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated July 31, 2024, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and notes thereto. The financial statements have been prepared in accordance with the IAS 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 37.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2024 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Financial Results (in millions)
Operating revenues	$332.6	$261.0	$610.2	$512.5
Cost of sales (1)	$172.6	$157.8	$346.2	$313.0
Earnings from operations	$138.8	$88.6	$220.2	$163.6
Earnings before income taxes	$128.2	$92.1	$203.8	$164.3
Net earnings	$70.1	$75.1	$112.2	$123.5
Adjusted net earnings (2)	$96.9	$59.3	$148.1	$104.7
Earnings before interest, taxes, depreciation and amortization (2)	$180.5	$138.9	$306.2	$258.8
Cash provided by operations before working capital and taxes paid (2)	$190.6	$138.3	$325.5	$265.5
Cash provided by operating activities	$194.5	$141.8	$303.4	$236.1
Capital expenditures (sustaining) (2)	$20.9	$23.4	$47.4	$50.3
Capital expenditures (growth) (2)	$58.8	$49.8	$110.4	$101.8
Capital expenditures (capitalized exploration)	$7.9	$7.0	$14.3	$11.9
Free cash flow (2)	$106.9	$61.6	$131.3	$72.1
Operating Results
Gold production (ounces)	139,100	136,000	274,800	264,400
Gold sales (ounces)	140,923	131,952	273,772	264,620
Per Ounce Data
Average realized gold price	$2,336	$1,978	$2,207	$1,937
Average spot gold price (London PM Fix)	$2,338	$1,976	$2,208	$1,933
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,225	$1,196	$1,265	$1,183
Total cash costs per ounce of gold sold (2)	$830	$847	$869	$834
All-in sustaining costs per ounce of gold sold (2)	$1,096	$1,112	$1,178	$1,144
Share Data
Earnings per share, basic	$0.18	$0.19	$0.28	$0.31
Earnings per share, diluted	$0.17	$0.19	$0.28	$0.31
Adjusted earnings per share, basic (2)	$0.24	$0.15	$0.37	$0.27
Weighted average common shares outstanding (basic) (000’s)	398,275	395,346	397,546	394,657
Financial Position (in millions)
Cash and cash equivalents			$313.6	$224.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

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2024 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gold production (ounces)
Young-Davidson	44,000	45,200	84,100	90,200
Island Gold	41,700	30,500	75,100	63,400
Mulatos District (7)	53,400	60,300	115,600	110,800
Gold sales (ounces)
Young-Davidson	45,057	43,570	84,867	89,246
Island Gold	39,766	28,183	73,896	61,910
Mulatos District	56,100	60,199	115,009	113,464
Cost of sales (in millions) (1)
Young-Davidson	$66.7	$59.3	$132.1	$121.2
Island Gold	$30.7	$27.6	$64.1	$58.5
Mulatos District	$75.2	$70.9	$150.0	$133.3
Cost of sales per ounce of gold sold (includes amortization) (1)
Young-Davidson	$1,480	$1,361	$1,557	$1,358
Island Gold	$772	$979	$867	$945
Mulatos District	$1,340	$1,178	$1,304	$1,175
Total cash costs per ounce of gold sold (2)
Young-Davidson	$1,030	$955	$1,104	$948
Island Gold	$493	$678	$591	$651
Mulatos District	$907	$847	$873	$843
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,203	$1,212	$1,334	$1,222
Island Gold	$805	$1,072	$943	$1,016
Mulatos District	$963	$894	$933	$903
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Young-Davidson (4)	$19.0	$13.5	$39.2	$30.9
Island Gold (5)	$56.1	$54.7	$110.7	$111.7
Mulatos District (6)	$7.8	$6.5	$11.7	$12.2
Other	$4.7	$5.5	$10.5	$9.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.4 million and $2.4 million for the three and six months ended June 30, 2024 ($1.2 million and $2.6 million for the three and six months ended June 30, 2023).
(5)Includes capitalized exploration at Island Gold of $3.4 million and $6.9 million for the three and six months ended June 30, 2024 ($3.0 million and $5.4 million for the three and six months ended June 30, 2023).
(6)Includes capitalized exploration at Mulatos District of $3.1 million and $5.0 million for the three and six months ended June 30, 2024 ($2.8 million and $3.9 million for the three and six months ended June 30, 2023).
(7)The Mulatos District includes La Yaqui Grande and Mulatos.
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2024 Management’s Discussion and Analysis
Second Quarter 2024 Highlights

Operational and Financial Highlights
•Produced a record 139,100 ounces of gold, exceeding quarterly guidance of 123,000 to 133,000 ounces, driven by strong performances from Island Gold and La Yaqui Grande. With the solid first half performance, the Company is well positioned to achieve full year production and cost guidance
•Sold 140,923 ounces of gold at an average realized price of $2,336 per ounce, generating record quarterly revenue of $332.6 million. This represented a 27% increase from the second quarter of 2023 and marked the second consecutive quarter of record revenue
•Record free cash flow1 of $106.9 million, reflecting strong mine-site free cash flow from all three operations, including quarterly free cash flow of $69.9 million at Mulatos and record quarterly free cash flow from Young-Davidson of $40.1 million. This was a significant increase from consolidated free cash flow of $24.4 million in the first quarter of 2024, while continuing to fund the Phase 3+ Expansion at Island Gold
•Record cash flow from operating activities of $194.5 million (including $190.6 million, or $0.48 per share before changes in working capital1), an 80% increase from the first quarter of 2024 reflecting strong operating performance and margin expansion
•Cost of sales of $172.6 million or $1,225 per ounce were in line with full year guidance
•Total cash costs1 of $830 per ounce and all-in sustaining costs ("AISC"1) of $1,096 per ounce decreased 9% and 13%, respectively, from the first quarter of 2024, driven by higher grades at both Island Gold and Young-Davidson
•Adjusted net earnings1 for the second quarter were $96.9 million, or $0.24 per share1. Adjusted net earnings includes adjustments for net unrealized foreign exchange losses recorded within deferred taxes and foreign exchange of $15.9 million, and other adjustments, net of taxes totaling $10.9 million. Reported net earnings were $70.1 million, or $0.18 per share
•Cash and cash equivalents increased 31% from the first quarter of 2024 to $313.6 million at June 30, 2024. This was net of a $36.9 million private placement into Argonaut Gold ("Argonaut") in April, and ongoing investment in the Phase 3+ Expansion. The Company was debt-free as the end of the second quarter. Subsequent to quarter-end, the Company drew down $250 million on its credit facility to extinguish Argonaut's term loan, revolving credit facility and gold prepaid advance of 10,000 ounces, all inherited as part of the acquisition
•Paid dividends of $10.0 million, or $0.025 per share for the quarter
•Provided an exploration update at Young-Davidson having intersected a new style of higher-grade gold mineralization from the mid mine, in zones within the hanging wall of the Young-Davidson deposit. These zones are located between 10 and up to 200 metres (“m”) south of existing infrastructure and Mineral Reserves and Resources, highlighting the upside potential with grades intersected well above the current Mineral Reserve grade of 2.31 g/t of gold
•Announced the completion of the acquisition of Argonaut on July 12, 2024. As part of the acquisition, Alamos acquired Argonaut’s Magino mine, located adjacent to Alamos’ Island Gold mine in Ontario, Canada. Argonaut’s assets in the United States and Mexico have been spun out as a newly created junior gold producer named Florida Canyon Gold Inc. (“Florida Canyon Gold”) of which the Company owns an equity interest of 19.9%
•Completed a gold sale prepayment agreement (“gold prepayment”) on July 15, 2024 for total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025. The proceeds of the gold prepayment were used to eliminate gold forward sale contracts, previously entered into by Argonaut, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. The transaction has eliminated more than half of the Argonaut hedge book and associated mark-to-market liability, while providing significantly increased exposure to rising gold prices
•Provided a comprehensive exploration update at Island Gold where exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. Delineation and definition drilling has also defined wide, higher-grade zones within the Island East area. The success on both fronts is expected to drive further growth in high-grade Mineral Reserves and Resources with the 2024 year end update
•Published Alamos’ 2023 ESG Report, outlining the Company’s progress on its ESG performance

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

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2024 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 1.76 in the second quarter, down from 1.79 in the first quarter
•Lost time injury frequency rate1 ("LTIFR") of 0.20 in the second quarter as compared to nil in the first quarter
•Year-to-date TRIFR of 1.78 and LTIFR of 0.10
During the second quarter of 2024, Alamos had 18 recordable injuries across its sites including two lost time injuries (“LTI”).
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents and two minor reportable events in the second quarter of 2024
•Received approval from the province for a routine tailings raise at the Island Gold and Young-Davidson Mines
•Received Environmental Compliance Approval Air and Noise from the Ministry of Environment, Conservation and Parks at Island Gold
•Continued reclamation activities at Mulatos for the Cerro Pelon, El Victor and San Carlos pits
The two minor reportable events during the quarter involved an oil spill (1,000 litres) following the accidental puncture of a container, and a dust concern due to strong winds, at the Young-Davidson mine. The area of the oil spill was contained and remediated with no anticipated long-term effects for either event.
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Various sponsorships to support local youth sports teams and community events, and donations to local charities and organizations around the Company's mines
•Continued to advance a long-term power project at Island Gold in partnership with Batchewana First Nation
•Continued to provide local community support including road maintenance, dust suppression, and water distribution to Matarachi and surrounding areas around the Mulatos Mine
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Published Alamos' 2023 Environmental, Social and Governance ("ESG") Report, outlining the Company's progress on its ESG performance across its operations, projects and offices
•Mulatos was awarded the Empresa Socialmente Responsable award for the 16th consecutive year in recognition of the mine’s ethical and sustainable practices
•Published Alamos’ 2023 Report on Conformance to the Responsible Gold Mining Principles ("RGMP"s) in accordance with the World Gold Council’s RGMP framework
•Published Alamos’ inaugural 2023 Report on Modern Slavery in accordance with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act
•Published Alamos’ Extractive Sector Transparency Measures Act 2023 Annual Report, outlining payments made to governments in Canada and abroad related to our activities on a country and project basis
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

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2024 Management’s Discussion and Analysis
2024 Business Developments

Acquisition of Argonaut
On March 27, 2024, the Company entered into a definitive agreement whereby Alamos would acquire all of the issued and outstanding shares of Argonaut pursuant to a court approved plan of arrangement (the “Transaction”). In contemplation of the acquisition, on April 4, 2024, the Company announced the closing of a CAD$50 million private placement with Argonaut, pursuant to which Alamos subscribed for 174,825,175 common shares of Argonaut, representing approximately 13.8% of Argonaut’s total outstanding common shares after giving effect to the private placement.
On July 12, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Argonaut not already held by Alamos. As part of the Transaction, Alamos acquired Argonaut’s Magino mine, located adjacent to Alamos’ Island Gold mine in Ontario, Canada. Argonaut’s assets in the United States and Mexico have been spun out as a newly created junior gold producer named Florida Canyon Gold. Under the terms of the Transaction, shareholders of Argonaut received 0.0185 of a Class A common share of Alamos and 0.1 of a common share of Florida Canyon Gold in exchange for each issued and outstanding common share of Argonaut (the “Exchange Ratio”).
Alamos issued approximately 20.4 million Class A Common Shares as part of the Transaction representing an equity value of approximately $360 million on a fully diluted in-the-money basis on closing (exclusive of the shares previously held by Alamos), and an enterprise value of $638 million. Upon closing, the Company has approximately 419.7 million Class A Common Shares outstanding. Alamos and Argonaut shareholders own approximately 95% and 5% of the pro forma company, respectively. Concurrent with the closing of the Transaction, Alamos completed a $10 million private placement into Florida Canyon Gold, increasing Alamos’ equity interest to 19.99%. Florida Canyon Gold’s common shares commenced trading on the TSX Venture Exchange on July 16, 2024, under the symbol “FCGV”.
Transaction Highlights
•Creation of one of Canada’s largest, lowest cost and most profitable gold mines – combined Magino and Island Gold mines are expected to produce over 400,000 ounces per year at first quartile costs, following the completion of the Phase 3+ Expansion in 2026. The two deposits contain Mineral Reserves of 4.1 million ounces, and total Mineral Reserves and Resources of 11.5 million ounces supporting a mine life of more than 19 years, with significant exploration upside1
•Immediate value creation – the combination of Island Gold and Magino is expected to unlock pre-tax synergies of approximately $515 million2 over the life of mine. This includes operating synergies of $375 million, through the use of the larger centralized mill and tailings facility at Magino, and capital savings of $140 million with the mill and tailings expansions at Island Gold no longer required
•Enhances position as a leading intermediate gold producer – combined near-term gold production is expected to increase approximately 25% to over 600,000 ounces per year3, with longer term growth potential to over 900,000 ounces per year, at declining costs
•Leading Canadian exposure supporting a low political risk profile – with 88% of the combined Company’s net asset value4 supported by its Canadian assets, solidifying Alamos’ position as the third largest gold producer in Canada
•Longer-term upside potential – significant further upside potential at both Magino and Island Gold through an expansion of a single optimized milling complex at Magino
•Stronger financial capacity – to complete the ramp up and optimization of the Magino mine, unlocking the full potential of the operation. Stronger overall cash flow generation to support portfolio of organic growth projects, including the Phase 3+ Expansion at Island Gold, and Lynn Lake
Subsequent to the close of the Transaction, Alamos drew down $250 million under its existing credit facility. The proceeds were used to repay Argonaut's term loan, revolving credit facility and accrued interest, and existing gold prepaid advance, totaling $253.3 million.
Gold prepayment
On July 15, 2024, the Company announced that it has entered into a gold prepayment. Under the terms of the gold prepayment, Alamos received total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on average forward curve prices of $2,524 per ounce. As part of the recently closed acquisition of Argonaut, Alamos inherited Argonaut’s hedge book which included gold forward sale contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. The proceeds of the gold prepayment were used to eliminate all of the 2024 and 2025 forward sale contracts, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. The transaction has eliminated more than half of the Argonaut hedge book and associated mark-to-market liability, while providing significantly increased exposure to rising gold prices.
(1) Island Gold mine life based on 2023 Mineral Reserves and Resources assuming Phase 3+ Expansion Study Mineral Resource conversion rate. See Mineral Reserve & Resource estimates and associated footnotes in press release dated February 20, 2024. Magino’s mine life based on 2022 Feasibility study
(2) Synergies are pre-tax and undiscounted. On a discounted basis, this represents an after-tax net present value of $250 million
(3) Based on the midpoint of Alamos’ and Argonaut’s 2024 production guidance
(4) Based on consensus analyst net asset value estimates for mining assets
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2024 Management’s Discussion and Analysis
Outlook and Strategy

2024 Guidance - excludes Magino (4)
	Young-Davidson	Island Gold	Mulatos	Lynn Lake	Total
Gold production (000's ounces)	180 - 195	145 - 160	160 - 170		485 - 525
Cost of sales, including amortization (in millions)(3)					$620
Cost of sales, including amortization ($ per ounce)(3)					$1,225
Total cash costs ($ per ounce)(1)	$950 - $1,000	$550 - $600	$925 - $975	—	$825 - $875
All-in sustaining costs ($ per ounce)(1)					$1,125 - $1,175
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,175 - $1,225	$875 - $925	$1,000 - $1,050	—
Capital expenditures (in millions)
Sustaining capital(1)	$40 - $45	$50 - $55	$3 - $5	—	$93 - $105
Growth capital(1)	$20 - $25	$210 - $230	$2 - $5	—	$232 - $260
Total Sustaining and Growth Capital (1) - producing mines	$60 - $70	$260 - $285	$5 - $10	—	$325 - $365
Growth capital - development projects				$25	$25
Capitalized exploration(1)	$10	$13	$9	$9	$41
Total capital expenditures and capitalized exploration(1)	$70 - $80	$273 - $298	$14 - $19	$34	$391 - $431
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.
(4)2024 Guidance does not include the Magino Mine with the acquisition closing in July. Updated guidance is expected to be provided in September 2024.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities, and supporting higher returns to shareholders.
The Company's outstanding operational and financial performance continued in the second quarter of 2024, achieving a number of new records. This included record production of 139,100 ounces, which exceeded quarterly guidance, at substantially lower costs reflecting strong performances at all three operations. With the solid first half performance, the Company is well positioned to achieve full year production and cost guidance issued in January 2024. Updated 2024 guidance, incorporating the recently acquired Magino mine, is expected to be released in September 2024.
Record production and rising gold prices drove record revenue in the quarter. In addition, lower costs generated a significant increase in operating margins, driving operating cash flow and free cash flow sharply higher to new records. Free cash flow increased to $106.9 million in the second quarter, up more than 300% from the first quarter of 2024 while continuing to fund the Phase 3+ Expansion at Island Gold. The expansion is progressing well and remains on track to be completed during the first half of 2026, which will be a significant driver of further free cash flow growth over the longer-term through growing production and declining costs.
With the completion of the acquisition of Argonaut earlier this month, the integration of the Magino and Island Gold mines is well underway. Given their close proximity, the integration of the two operations is expected to create one of the largest and lowest cost gold mines in Canada and drive pre-tax synergies of approximately $515 million over the life of the mine through the use of shared infrastructure. This includes immediate capital savings with the mill and tailings expansions at Island Gold no longer required, and significant ongoing operating savings through the use of the larger and more efficient Magino mill. This not only de-risks the Phase 3+ Expansion, but also creates opportunities for further expansions of the combined Island Gold and Magino operations.
The addition of Magino has increased company-wide gold production to an annual rate of approximately 600,000 ounces per year with longer term production potential of over 900,000 ounces per year. Production in the third quarter of 2024 is expected to be between 145,000 and 155,000 ounces, including ounces produced from Magino from the acquisition date of July 12, 2024. Costs will be above the top end of the current guidance range, reflecting higher production costs from Magino.
The Company's other growth initiatives continue to advance including preparatory work on the Lynn Lake project ahead of an expected construction decision in 2025, and finalizing work on a development plan for the Puerto Del Aire ("PDA") project, expected to be released in early September. The PDA development plan is expected to outline another attractive project and significantly extend the mine life of the Mulatos District.
Additionally, the Company continues to create value through ongoing exploration success across its asset base. As outlined in May, underground exploration drilling at Young-Davidson from the mid-mine intersected a new style of higher-grade gold mineralization in zones within the hanging wall of the deposit. These zones are located between 10 and up to 200 m south of
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2024 Management’s Discussion and Analysis
existing infrastructure and Mineral Reserves and Resources, highlighting the upside potential with grades intersected well above the current Mineral Reserve grade of 2.31 g/t Au. In addition, as announced earlier this month, underground and surface exploration programs at Island Gold continue to extend high-grade mineralization beyond the extent of the main deposit as well as within the hanging wall and footwall. This is expected to drive another increase in high-grade Mineral Reserves and Resources at Island Gold. Near-mine exploration success also highlighted the longer-term upside opportunities to supply multiple sources of ore through the expanded Magino mill.
The Company ended the second quarter with $313.6 million of cash and cash equivalents, up 31% from the first quarter. The Company was debt-free at the end of the second quarter. Subsequent to quarter-end, the Company withdrew $250 million on its credit facility to extinguish Argonaut's term loan, revolving credit facility, and gold prepaid advances, all inherited as part of the acquisition, and continued to maintain a strong liquidity position of more than $550 million. Combined with strong ongoing free cash flow generation, the Company remains well positioned to internally fund its organic growth initiatives including the Phase 3+ Expansion, optimization of the Magino mill, and development of the PDA and Lynn Lake projects.

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2024 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,720 ha and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gold production (ounces)	44,000	45,200	84,100	90,200
Gold sales (ounces)	45,057	43,570	84,867	89,246
Financial Review (in millions)
Operating Revenues	$106.1	$86.3	$188.8	$172.6
Cost of sales (1)	$66.7	$59.3	$132.1	$121.2
Earnings from operations	$38.6	$25.9	$55.4	$49.9
Cash provided by operating activities	$59.1	$48.9	$93.9	$82.6
Capital expenditures (sustaining) (2)	$7.7	$11.1	$19.3	$24.3
Capital expenditures (growth) (2)	$9.9	$1.2	$17.5	$4.0
Capital expenditures (capitalized exploration) (2)	$1.4	$1.2	$2.4	$2.6
Mine-site free cash flow (2)	$40.1	$35.4	$54.7	$51.7
Cost of sales, including amortization per ounce of gold sold (1)	$1,480	$1,361	$1,557	$1,358
Total cash costs per ounce of gold sold (2)	$1,030	$955	$1,104	$948
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,203	$1,212	$1,334	$1,222
Underground Operations
Tonnes of ore mined	717,565	736,078	1,384,627	1,457,005
Tonnes of ore mined per day	7,885	8,089	7,608	8,050
Average grade of gold (4)	2.18	2.14	2.07	2.18
Metres developed	2,186	2,238	4,100	4,933
Mill Operations
Tonnes of ore processed	725,647	696,718	1,391,425	1,398,672
Tonnes of ore processed per day	7,974	7,656	7,645	7,727
Average grade of gold (4)	2.18	2.13	2.07	2.18
Contained ounces milled	50,832	47,774	92,442	97,987
Average recovery rate	90%	91%	90%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 44,000 ounces of gold in the second quarter, 10% higher than the first quarter and slightly lower than the prior year period. Production for the first half of the year totaled 84,100 ounces. The strong improvement from the first quarter of 2024 was driven by higher mining rates and grades mined and processed. With grades expected to increase in the second half of the year and milling rates expected to remain at design rates of 8,000 tpd, Young-Davidson remains on track to achieve full year guidance.
Underground mining rates averaged 7,885 tpd in the second quarter, a significant increase from the first quarter reflecting the delivery of two new hybrid production scoops and temporary downtime during the previous quarter to replace the head ropes in the Northgate shaft. Milling rates averaged 7,974 tpd in the second quarter, consistent with annual guidance and the increase in mining rates.
Grades mined averaged 2.18 g/t Au in the second quarter, a 12% increase from the first quarter, and consistent with annual guidance. Mill recoveries averaged 90% in the quarter, in line with guidance.
                                        11

2024 Management’s Discussion and Analysis
Financial Review
Revenues increased to a record $106.1 million in the second quarter, 23% higher than the prior year period, driven by the higher realized gold price and an increase in gold ounces sold. For the first half of the year, revenues of $188.8 million were 9% higher than the prior year, as higher realized gold prices offset the lower ounces sold.
Cost of sales of $66.7 million in the second quarter were 12% higher than the prior year period, reflecting higher tonnes processed and ounces sold, as well as inflationary pressures on unit costs. Underground mining costs were CAD $55 per tonne in the second quarter, an 11% decrease from the first quarter, reflecting higher mining rates. Cost of sales of $132.1 million for the first half of the year were 9% higher than the comparative period primarily due to higher input costs.
Total cash costs were $1,030 per ounce in the second quarter, an 8% increase as compared to the prior year period, driven by inflationary pressures. Total cash costs decreased 13% from the first quarter, reflecting higher mining rates and grades. Total cash costs were $1,104 per ounce for the first half of year, 16% higher than the comparative period due to inflationary pressures and lower production in the first quarter of 2024.
Mine-site AISC were $1,203 per ounce in the quarter, in line with annual guidance and consistent with the prior period. Mine-site AISC of $1,334 per ounce for the first half of the year were above annual guidance and the comparative period due to the higher first quarter costs and the timing of sustaining capital expenditures. Both total cash costs and mine-site AISC are expected to decrease in the second half of the year to be consistent with annual guidance, reflecting higher grades.
Capital expenditures in the second quarter totaled $19.0 million, including $7.7 million of sustaining capital and $9.9 million of growth capital. Additionally, $1.4 million was invested in capitalized exploration in the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $39.2 million for the first half of 2024.
Young-Davidson generated record mine-site free cash flow of $40.1 million in the second quarter, and $54.7 million for the first half of the year, driven by the strong operating performance and higher realized gold prices. Young-Davidson has generated over $100 million in mine-site free cash flow for three consecutive years. The operation is well positioned to generate similar free cash flow in 2024 and over the long-term, with a 15-year Mineral Reserve life.
                                        12

2024 Management’s Discussion and Analysis
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83 km northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold property, which comprises approximately 55,300 ha. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gold production (ounces)	41,700	30,500	75,100	63,400
Gold sales (ounces)	39,766	28,183	73,896	61,910
Financial Review (in millions)
Operating Revenues	$93.1	$55.8	$164.1	$119.7
Cost of sales (1)	$30.7	$27.6	$64.1	$58.5
Earnings from operations	$60.4	$27.0	$97.3	$59.6
Cash provided by operating activities	$70.8	$50.2	$111.7	$86.7
Capital expenditures (sustaining) (2)	$12.2	$11.0	$25.7	$22.4
Capital expenditures (growth) (2)	$40.5	$40.7	$78.1	$83.9
Capital expenditures (capitalized exploration) (2)	$3.4	$3.0	$6.9	$5.4
Mine-site free cash flow (2)	$14.7	($4.5)	$1.0	($25.0)
Cost of sales, including amortization per ounce of gold sold (1)	$772	$979	$867	$945
Total cash costs per ounce of gold sold (2)	$493	$678	$591	$651
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$805	$1,072	$943	$1,016
Underground Operations
Tonnes of ore mined	94,837	100,568	201,574	208,964
Tonnes of ore mined per day ("tpd")	1,042	1,105	1,108	1,154
Average grade of gold (4)	14.14	9.23	12.23	9.40
Metres developed	1,598	2,134	3,375	4,237
Mill Operations
Tonnes of ore processed	92,703	102,000	199,918	209,508
Tonnes of ore processed per day	1,019	1,121	1,098	1,158
Average grade of gold (4)	14.39	9.51	12.38	9.54
Contained ounces milled	42,895	31,180	79,546	64,262
Average recovery rate	98%	97%	98%	97%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Operational review
Island Gold produced 41,700 ounces in the second quarter of 2024, a 37% increase from the prior year period, driven by a 51% increase in grades processed. Production for the first half of the year was 75,100 ounces, an 18% increase compared to the comparative period. Given the strong first half performance, Island Gold is well positioned to achieve annual guidance.
Underground mining rates averaged 1,042 tpd in the second quarter, a 6% decrease from the prior year period and below annual guidance of 1,200 tpd. Mining rates were lower earlier in the quarter with the focus on maximizing the extraction of significantly higher grade ore within the 1025 mining horizon, as well as lower haul truck availability among older units in the fleet which are being replaced. Mining rates increased in the latter part of the quarter following the receipt of two new haul trucks.
Mining rates are expected to average similar levels in the third quarter reflecting planned downtime in the second half of July to upgrade the underground ventilation infrastructure. The ventilation upgrade was successfully completed during the last week of July with mining rates expected to increase to average 1,200 tpd in August and through the rest of the year. The upgrade to ventilation capacity was completed as part of the Phase 3+ Expansion and will support increased development rates in the near term and higher underground mining rates over the longer term following the completion of the Expansion.
                                        13

2024 Management’s Discussion and Analysis
Grades mined averaged 14.14 g/t Au in the second quarter, 53% higher than in the prior year period, reflecting the planned mining of higher-grade stopes, as well as positive grade reconciliation. Grades are expected to return to within guided levels in the second half of the year.
Mill throughput averaged 1,019 tpd for the quarter, consistent with the lower mining rates in the quarter, but lower than the prior year period. Mill recoveries averaged 98% in the second quarter, exceeding annual guidance, reflecting the higher grades processed.
Financial Review
Revenues of $93.1 million in the second quarter were 67% higher than the prior year period, driven by the increase in gold sales and the higher realized gold price. Similarly, revenues of $164.1 million during the first half of the year were 37% higher than the prior year.
Cost of sales of $30.7 million in the second quarter and $64.1 million for the first half of the year were 11% and 10% higher than the comparative periods, respectively, driven by higher gold sales. On a per ounce basis, cost of sales were 21% and 8% lower in the second quarter and first half of 2024, respectively, as compared to the prior year comparative periods, due to higher grades mined and processed.
Total cash costs of $493 per ounce and mine-site AISC of $805 per ounce in the second quarter were both lower than the prior year period, and annual guidance, driven by higher grades processed. For the first half of the year, total cash costs of $591 per ounce were consistent with annual guidance. Mine-site AISC of $943 per ounce were slightly above annual guidance due to timing of capital expenditure payments. Costs for the full year are expected to be in line with annual guidance.
Total capital expenditures were $56.1 million in the second quarter, including $40.5 million of growth capital and $3.4 million of capitalized exploration. Growth capital spending remained focused on the Phase 3+ Expansion shaft site infrastructure and shaft sinking which advanced to a depth of 403 m by the end of the second quarter. Additionally, capital spending was focused on lateral development and construction of the bin house. Certain other capital spending planned for 2024 have been deferred as a result of the acquisition of Magino. With its significantly larger mill and tailings facility, the previously planned expansion of the Island Gold mill and tailings facility is no longer required.
Mine-site free cash flow was $14.7 million for the second quarter despite the significant capital investment related to the Phase 3+ Expansion. At current gold prices, cash flow generated at Island Gold is expected to continue funding the majority of the Phase 3+ Expansion capital. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.
Magino Operational Review
Subsequent to June 30, 2024, the Company acquired the Magino mine. The Magino operating results for the second quarter are presented below. These metrics are not included in the Company's results for the second quarter and are not indicative of Alamos' performance, as they occurred prior to closing of the acquisition on July 12, 2024.
During the second quarter of 2024, Magino produced 22,700 ounces of gold, a 36% increase compared to the first quarter of 2024. The operation continued to ramp up with higher mining and milling rates, driving stronger production compared to the first quarter of 2024.
Mining rates averaged 53,208 tpd (ore and waste) including 16,328 tpd of ore in the second quarter, both increasing from 51,703 tpd and 13,175 tpd, respectively, in the first quarter of 2024. Mill throughput averaged 8,370 tpd in the second quarter of 2024, a 33% increase compared to 6,308 tpd in the first quarter of 2024. Grades processed of 0.99 g/t Au in the second quarter were consistent with the first quarter, with recoveries increasing to average 94%.
In the third quarter, the Company expects downtime to implement various improvements to the grizzly, crushing and conveying ore flow, and mill liner design. As a result, third quarter production is expected to be relatively consistent with the second quarter. These improvements are expected to positively impact the fourth quarter's production and costs.
The Company expects to provide updated consolidated guidance incorporating Magino for the second half of 2024 in September 2024.

                                        14

2024 Management’s Discussion and Analysis
Mulatos District

The Mulatos District (Mulatos and La Yaqui Grande mines) is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions within the Mulatos District. The Mulatos mine achieved commercial production in 2006, with La Yaqui Grande commencing operations in June 2022.
Mulatos District Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gold production (ounces)	53,400	60,300	115,600	110,800
Gold sales (ounces)	56,100	60,199	115,009	113,464
Financial Review (in millions)
Operating Revenues	$133.4	$118.9	$257.3	$220.2
Cost of sales (1)	$75.2	$70.9	$150.0	$133.3
Earnings from operations	$54.3	$45.7	$100.1	$82.3
Cash provided by operating activities	$77.7	$53.5	$131.3	$96.0
Capital expenditures (sustaining) (2)	$1.0	$1.3	$2.4	$3.6
Capital expenditures (growth) (2)	$3.7	$2.4	$4.3	$4.7
Capital expenditures (capitalized exploration) (2)	$3.1	$2.8	$5.0	$3.9
Mine-site free cash flow (2)	$69.9	$47.0	$119.6	$83.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,340	$1,178	$1,304	$1,175
Total cash costs per ounce of gold sold (2)	$907	$847	$873	$843
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$963	$894	$933	$903
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,021,703	996,117	2,007,918	2,029,060
Total waste mined - open pit (6)	3,878,149	5,603,937	7,955,059	11,434,752
Total tonnes mined - open pit	4,899,852	6,600,053	9,962,977	13,463,812
Waste-to-ore ratio (operating)	3.80	5.00	3.96	5.00
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,019,938	1,013,932	2,001,678	2,033,567
Average grade of gold processed (5)	1.46	1.52	1.39	1.54
Contained ounces stacked	48,019	49,552	89,418	100,474
Average recovery rate	87%	87%	103%	81%
Ore crushed per day (tonnes)	11,200	11,100	11,000	11,200
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	—	1,167,727	—	2,169,512
Total waste mined - open pit (6)	—	566,761	—	1,178,516
Total tonnes mined - open pit	—	1,734,488	—	3,348,027
Waste-to-ore ratio (operating)	—	0.49	—	0.54
Crushing and Heap Leach Operations
Tonnes of ore stacked	—	1,417,645	—	2,646,721
Average grade of gold processed (5)	—	1.10	—	1.02
Contained ounces stacked	—	49,911	—	86,452
Average recovery rate	—	35%	—	34%
Ore crushed per day (tonnes)	—	15,600	—	14,600
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.

                                        15

2024 Management’s Discussion and Analysis
Mulatos District Operational Review
The Mulatos District produced 53,400 ounces in the second quarter, 11% lower than the prior year period, reflecting the completion of mining in the main Mulatos pit in July 2023. For the first six months of 2024, the Mulatos District produced 115,600 ounces, driven by another strong start to the year from La Yaqui Grande.
La Yaqui Grande produced 41,800 ounces in the second quarter, a solid performance with grades, recoveries and stacking rates near or above the top end of annual guidance. Grades stacked remained at the top end of annual guidance, averaging 1.46 g/t Au. Consistent with guidance, grades stacked are expected to decrease slightly in the third quarter and through the rest of the year. Stacking rates of 11,200 tpd in the second quarter exceeded annual guidance, but are expected to decrease to average 10,000 tpd in the third quarter with the onset of the rainy season, and remain at similar levels through the remainder of the year. As a result of lower tonnes and grades processed, production is expected to decline in the second half of the year.
Mulatos commenced residual leaching in December 2023, with the operation expected to benefit from ongoing gold production at decreasing rates in 2024. Mulatos produced 11,600 ounces in the second quarter, 5% lower than production in the first quarter.
Mulatos District Financial Review
Revenues of $133.4 million in the second quarter were 12% higher than the prior year period, reflecting the higher realized gold price offset by lower ounces sold. For the first half of the year, revenues of $257.3 million were 17% higher than the prior year, driven by higher realized gold prices and higher ounces sold.
Cost of sales of $75.2 million in the second quarter were 6% higher than in the prior year period due to inflationary pressures. For the first half of the year, cost of sales were $150.0 million or 13% higher than the prior year period due to inflationary pressures, higher gold sales, and increased amortization expense.
Total cash costs of $907 per ounce and mine-site AISC of $963 per ounce in the second quarter were higher than the prior year period due to ongoing inflationary pressures; however, below annual guidance due to the greater contribution of low-cost production from La Yaqui Grande. For the first half of the year, total cash costs of $873 per ounce and mine-site AISC of $933 per ounce were both below annual guidance. Both metrics are expected to increase through the remainder of the year to be consistent with annual guidance reflecting lower production rates from La Yaqui Grande due to lower grades and stacking rates in the second half of the year.
Capital expenditures totaled $7.8 million in the second quarter, including sustaining capital of $2.4 million, and $3.1 million of capitalized exploration focused on drilling at PDA.
The Mulatos District generated mine-site free cash flow of $69.9 million for the second quarter and $119.6 million for the first half of the year, 49% and 43%, respectively, higher than the comparative periods. The strong free cash flow generation was net of $15.2 million of cash tax payments in the second quarter and $60.5 million in the first half of the year. The Company expects cash tax installment payments of approximately $15 million per quarter for the remainder of the year, related to the 2024 tax year due to the increase in cash flow generated by the operation.

                                        16

2024 Management’s Discussion and Analysis
Second Quarter 2024 Development Activities

Island Gold (Ontario, Canada)
Phase 3+ Expansion
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
As a result of the acquisition of Argonaut's Magino mine in July, the expansion of the Island Gold mill and tailings facility will no longer be required. Starting in 2025, ore from Island Gold is expected to be processed through the larger and more cost effective Magino mill, providing significant ongoing operating synergies.
Construction of the Phase 3+ Expansion continued through the second quarter of 2024 with progress summarized below:
•Completed buried services at the shaft area
•Upgraded voltage regulation facility commissioned
•Bin house construction underway
•Shaft sinking advanced to a depth of 403 m by the end of the second quarter
•Paste plant detailed engineering was 90% complete; issuance of long lead time equipment procurement packages is ongoing with earthworks underway, and construction activities expected to ramp up in the second half of 2024
•Advanced lateral development to support higher mining rates with the Phase 3+ Expansion
The Phase 3+ Expansion remains on schedule to be completed during the first half of 2026. During the second quarter of 2024, the Company spent $40.5 million on the Phase 3+ Expansion and capital development. As of June 30, 2024, 60% of the total initial growth capital of $756 million has been spent and committed on the project. With the acquisition of Magino completed in July 2024, the Company is in the process of updating capital estimates with the Island Gold mill expansion no longer required, and to reflect upgrades to the Magino mill and ongoing inflationary pressures. Progress on the Expansion is detailed as follows:

(in US$M) Growth capital (including indirects and contingency)	P3+ 2400 Study[1]	Spent to date[2]	Committed to date	% of Spent & Committed
Shaft & Shaft Surface Complex	229	175	55	100%
Mill Expansion [4]	76	14	—	18%
Paste Plant	52	7	9	31%
Power Upgrade	24	12	7	79%
Effluent Treatment Plant	16	—	—	—
General Indirect Costs	64	43	3	72%
Contingency[3]	55	—	—
Total Growth Capital	$516	$251	$74	63%

Underground Equipment & Infrastructure	79	36	—	46%
Accelerated Capital Development	162	94	—	58%
Total Growth Capital (including Accelerated Spend)	$756	$381	$74	60%
1.Phase 3+ 2400 Study is as of January 2022. Phase 3+ capital estimate based on USD/CAD exchange $0.78:1. Spent to date based on average USD/CAD of $0.75:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at June 30, 2024 of $0.73:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Contingency has been allocated to the various areas.
4.No further capital is expected to be incurred on the Island Gold mill expansion with the acquisition of Argonaut. This estimate does not reflect upgrades required to the Magino mill.

                                        17

2024 Management’s Discussion and Analysis
Island Gold Shaft Site - July 2024
Lynn Lake (Manitoba, Canada)
On August 2, 2023, the Company reported the results of an updated Feasibility Study ("2023 Study") conducted on the project which replaces the previous Feasibility Study completed in 2017 ("2017 Study"). The 2023 Study incorporates a 44% larger Mineral Reserve and 14% increase in milling rates to 8,000 tpd supporting a larger, longer-life, low-cost operation. The 2023 Study was updated to reflect the current costing environment, as well as a significant amount of additional engineering, on-site geotechnical investigation work, and requirements outlined during the permitting process with the EIS granted in March 2023. Highlights of the study include:
•average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years
•low-cost profile: average mine-site all-in sustaining costs of $699 per ounce over the first 10-years and $814 per ounce over the life of mine
•44% larger Mineral Reserve totaling 2.3 million ounces grading 1.52 g/t Au (47.6 million tonnes ("mt"))
•17-year mine life, life of mine production of 2.2 million ounces
•After-tax net present value (“NPV”) (5%) of $428 million (base case gold price assumption of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1); after-tax internal rate of return (“IRR”) of 17%
•After-tax NPV (5%) of $670 million, and an after-tax IRR of 22%, at gold prices of approximately $1,950 per ounce
•Payback of less than four years at the base case gold price of $1,675 per ounce and less than three years at $1,950 per ounce
Development spending (excluding exploration) was $2.6 million in the second quarter of 2024, primarily on detailed engineering, which is 85% complete. The focus in 2024 is on further de-risking and advancing the project ahead of an anticipated construction decision in 2025. This includes completion of detailed engineering, and commencement of early works. The majority of the $25 million capital budget in 2024 is spending included as initial capital in the 2023 Feasibility Study.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the
                                        18

2024 Management’s Discussion and Analysis
nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had their claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $1.2 million in the second quarter of 2024 related to ongoing care and maintenance and arbitration costs to progress the Treaty claim, which was expensed.
Second Quarter 2024 Exploration Activities

Island Gold (Ontario, Canada)
The 2024 near mine exploration program continues to focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and underground infrastructure through both underground and surface exploration drilling.
As previously announced, the 2023 exploration program was successful with high-grade Mineral Reserves and Resources added across all categories to now total 6.1 million ounces, a 16% increase from the end of 2022. The majority of these high-grade Mineral Reserve and Resource additions were in proximity to existing production horizons and infrastructure. This included additions within the main Island Gold structure as well as within the hanging wall and footwall. Given their proximity to existing infrastructure, these ounces are expected to be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation.
A total of $19 million has been budgeted for exploration at Island Gold in 2024, up from $14 million in 2023, with both a larger near mine and regional exploration program. This includes 41,000 m of underground exploration drilling, 12,500 m of near-mine surface exploration drilling, and 10,000 m of surface regional exploration drilling.
To support the underground exploration drilling program, 460 m of underground exploration drift development is planned to extend drill platforms on the 850 and 1025 m levels. In addition to the exploration budget, 32,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold which will be focused on the conversion of the large Mineral Resource base to Mineral Reserves.
The 2024 regional exploration program will follow up on high-grade mineralization intersected at the Pine-Breccia and 88-60 targets, located four kilometres ("km") and seven km, respectively, from the Island Gold mine. Drilling will also be completed in proximity to the past-producing Cline and Edwards mines, as well as at the Island Gold North Shear target. Additionally, a comprehensive data compilation project is underway across the 40,000-hectare Manitou land package that was acquired in 2023 in support of future exploration targeting.
As announced on July 23, 2024, the Company provided a comprehensive update on its continued exploration success at Island Gold during the first half of 2024. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. Delineation and definition drilling has defined wide, higher-grade zones within the Island East area. The success on both fronts is expected to drive further growth in high-grade Mineral Reserves and Resources with the 2024 year end update.
Additionally, high-grade mineralization was intersected in the North Shear and the Webb Lake stock area, highlighting a longer-term, near-mine opportunity as a potential source of additional mill feed for the expanded Magino milling complex.
During the second quarter, 16,036 m of underground exploration drilling was completed in 66 holes, and 3,251 m of surface drilling was completed in five holes. Additionally, a total of 11,460 m of underground delineation drilling was completed in 54 holes, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves. A total of 117 m of underground exploration drift development was also completed during the second quarter. Year to date, 28,003 m of underground exploration drilling has been completed in 111 holes, and 5,882 m of surface drilling has been completed in seven holes. A total of 20,885 m of underground delineation drilling has been completed in 91 holes. A total of 276 m of underground exploration drift development was also completed during the first half of the year.
The regional exploration drilling program continued in the second quarter, with 4,537 m of drilling completed in 14 holes bringing the first half total to 4,995 m across 15 holes.
                                        19

2024 Management’s Discussion and Analysis
Total exploration expenditures during the second quarter of 2024 were $5.4 million, of which $3.4 million was capitalized. In the first half of 2024, the Company incurred exploration expenditures of $9.6 million of which $6.9 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $12 million has been budgeted for exploration at Young-Davidson in 2024, up from $8 million spent in 2023. This includes 21,600 m of underground exploration drilling, and 1,070 m of underground exploration development to extend drill platforms on multiple levels. The majority of the underground exploration drilling program will be focused on extending mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Resources. Drilling is also testing the hanging wall and footwall of the deposit where higher grades have been intersected.
As announced in the May 14, 2024 press release, underground exploration drilling from the mid-mine intersected a new style of higher-grade gold mineralization in zones within the hanging wall of the Young-Davidson deposit. These zones are located between 10 and up to 200 m south of existing infrastructure and Mineral Reserves and Resources, highlighting the upside potential with grades intersected well above the current Mineral Reserve grade of 2.31 g/t of gold.
The regional program has been expanded with 7,000 m of surface drilling planned in 2024, up from 5,000 m in 2023. The focus will be on testing multiple near-surface targets across the 5,900 hectare Young-Davidson Property that could potentially provide supplemental mill feed.
During the second quarter, two underground exploration drills completed 6,033 m of diamond drilling in 12 holes from the 9220 West exploration drift, 9305 East Footwall area, and the 9620 hanging wall area. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the high-grade gold mineralization intersected in the hanging wall sediments. Year to date, 13,786 m of underground exploration drilling has been completed in 33 holes.
In addition, 1,533 m of surface drilling was completed in six holes in the second quarter, in the Otisse NE target area, targeting the North, DH and 14 zones. Year-to-date, 3,454 m of surface regional exploration drilling was completed in 11 holes.
Total exploration expenditures during the second quarter of 2024 were $2.2 million, of which $1.4 million was capitalized. In the first half of 2024, the Company incurred exploration expenditures of $3.7 million of which $2.4 million was capitalized.
Mulatos District (Sonora, Mexico)
A total of $19 million has been budgeted at Mulatos for exploration in 2024, similar to spending in 2023. The near-mine and regional drilling program is expected to total 55,000 m. This includes 27,000 m of surface exploration drilling at PDA and the surrounding area. This drilling will follow up on another successful year of exploration at PDA in 2023, with Mineral Reserves increasing 33% to 1.0 million ounces (5.4 mt grading 5.61 g/t Au) and grades also increasing 16%. This growth in higher-grade Mineral Reserves will be incorporated into an updated development plan which is expected to be completed in September, 2024.
During the second quarter, exploration activities continued at PDA and the near-mine area with 14,292 m of drilling completed in 53 holes. Drilling was focused on infill drilling the GAP-Victor portion of the Mineral Resource.
Drilling also continued at Cerro Pelon evaluating the high-grade sulphide potential to the north of the historical open pit. A total of 5,914 m in 25 holes were completed in the second quarter. At Refugio, 2,886 m was drilled in nine holes to test the broader Capulin area for additional mineralization based on surface mapping and interpretation. An additional 407 m was drilled on other greenfield targets across the property.
For the first six months of 2024, 34,883 m of near-mine drilling was completed in 125 holes, and 8,702 m of surface regional drilling was completed in 26 holes.
Total exploration expenditures during the second quarter of 2024 were $7.0 million, of which $3.1 million was capitalized. In the first half of 2024, the Company incurred exploration expenditures of $12.2 million of which $5.0 million was capitalized.
Lynn Lake (Manitoba, Canada)
A total of $9 million has been budgeted for exploration at the Lynn Lake project in 2024, up from $5 million in 2023. This includes 15,500 m of drilling focused on the conversion of Mineral Resources to Mineral Reserves at the Burnt Timber and Linkwood deposits, and to evaluate the potential for Mineral Resources at Maynard, an advanced stage greenfield target.
Burnt Timber and Linkwood contain Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44 million tonnes) as of December 31, 2023. The Company sees excellent potential for this to be converted into a smaller, higher quality Mineral Reserve which could be incorporated into the Lynn Lake Gold Project given its proximity to the planned mill. A study incorporating these deposits into the Lynn Lake project is expected to be competed in the fourth quarter of 2024, and represents potential production and economic upside to the 2023 Feasibility Study.
The surface infill drilling program at the Linkwood deposit was completed in the second quarter, with a total of 3,184 m of drilling completed in 20 holes. Drilling was also completed at the Maynard target, with 2,967 m drilled in 11 holes, with results pending. The infill drilling program at the Burnt Timber deposit was also completed and included 1,439 m in 11 drill holes. Year to date, 16,134 m of drilling has been completed in 87 holes at Lynn Lake.
                                        20

2024 Management’s Discussion and Analysis
Exploration spending totaled $2.9 million in the second quarter and $4.8 million for the first half of the year, all of which was capitalized.
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2024, the Company realized an average gold price of $2,336 per ounce, $2 per ounce below the London PM Fix price, and an 18% increase compared to $1,978 per ounce in the prior year period.
As at June 30, 2024, the Company had 42,000 ounces hedged, maturing through the remainder of 2024, which will ensure a minimum average realized gold price of $1,938 per ounce and a maximum average realized gold price of $2,365 per ounce on these hedged ounces, regardless of the movement in gold prices during the period.
As part of the acquisition of Argonaut which closed on July 12, 2024, Alamos inherited Argonaut’s hedge book which included gold forward sale contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. On July 15, 2024, the Company entered into a gold sale prepayment following the close of the Argonaut acquisition. Under the terms of the gold prepayment, Alamos received total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on average forward curve prices of $2,524 per ounce. The proceeds of the gold prepayment have been used to eliminate all of the 2024 and 2025 forward sale contracts, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. As a result, only the 2026 and 2027 Argonaut hedges remain outstanding as of July 15, 2024, totaling 150,000 ounces.
Foreign Exchange Rates

At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar and Mexican peso ("MXN"). Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the second quarter of 2024, the Canadian dollar averaged approximately $1.37 CAD to $1 USD, compared to $1.34 CAD with the second quarter of 2023. The Mexican peso averaged $17.26 MXN to $1 USD in the second quarter of 2024 compared to $17.68 MXN to $1 USD in the second quarter of 2023.

The Company recorded a foreign exchange gain of $0.3 million in the second quarter related to the translation of the Company's net monetary assets and liabilities, resulting from changes in period-end foreign exchange rates. The Canadian dollar to US dollar weakened 1% compared to the prior quarter, ending at $1.37 CAD to $1 USD, and the Mexican peso also weakened by 2%, to 18.30 MXN to $1 USD at June 30, 2024.

Additionally, the Company is further exposed to currency risk through non-monetary assets and liabilities of subsidiaries whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates gives rise to temporary differences resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense. The movement of the CAD and MXN rates generated a non-cash foreign exchange net loss of $16.2 million in the second quarter and $19.7 million for the first half of 2024 on the revaluation of monetary tax and deferred tax balances, which was recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in realized foreign exchange gains of $0.2 million during the second quarter and gains of $1.9 million for the first half of 2024. The Company applies hedge accounting; accordingly, these realized gains have been applied against operating and capital costs at the operating mines.
                                        21

2024 Management’s Discussion and Analysis
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gold production (ounces)	139,100	136,000	274,800	264,400
Gold sales (ounces)	140,923	131,952	273,772	264,620
Operating Revenues	$332.6	$261.0	$610.2	$512.5
Cost of sales (1)	$172.6	$157.8	$346.2	$313.0
Earnings from operations	$138.8	$88.6	$220.2	$163.6
Earnings before income taxes	$128.2	$92.1	$203.8	$164.3
Net earnings	$70.1	$75.1	$112.2	$123.5
Adjusted net earnings (2)	$96.9	$59.3	$148.1	$104.7
Earnings per share, basic	$0.18	$0.19	$0.28	$0.31
Earnings per share, diluted	$0.17	$0.19	$0.28	$0.31
Adjusted earnings per share, basic (2)	$0.24	$0.15	$0.37	$0.27
Total assets (3)			$4,164.2	$3,845.9
Total non-current liabilities (3)			885.8	781.6
Cash flow from operations	$194.5	$141.8	$303.4	$236.1
Dividends per share, declared and paid	0.025	0.025	0.050	0.050
Average realized gold price per ounce	$2,336	$1,978	$2,207	$1,937
Cost of sales per ounce of gold sold, including amortization (1)	$1,225	$1,196	$1,265	$1,183
Total cash costs per ounce of gold sold (2)	$830	$847	$869	$834
All-in sustaining costs per ounce of gold sold (2)	$1,096	$1,112	$1,178	$1,144
(1) Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3) Balances as at June 30, 2024 and June 30, 2023, respectively.
Review of Second Quarter Financial Results

Operating Revenue
During the second quarter of 2024, the Company sold 140,923 ounces of gold for record operating revenues of $332.6 million, representing a 27% increase from the prior year period. The increase was due to a higher realized gold price and higher sales volumes.
The average realized gold price in the second quarter was $2,336 per ounce, 18% higher than the prior year period, and $2 per ounce less the London PM Fix price.
Cost of Sales
Cost of sales were $172.6 million in the second quarter, 9% higher than the prior year period. Key drivers of changes to cost of sales as compared to the prior year period were as follows:

Mining and Processing
Mining and processing costs were $117.2 million, 7% higher than the prior year period. The increase was driven by inflationary pressures on input costs and higher sales volumes. The impact of inflation remains within budgeted levels. Costs in the prior year period were also lower due to the inclusion of silver sales as an offset to mining and processing costs, whereas they were included in revenue in the current year.
Total cash costs of $830 per ounce and AISC of $1,096 per ounce were lower than the prior year period driven by higher grades processed at Island Gold, and a lower contribution of higher cost ounces from Mulatos residual leaching.
Royalties
Royalty expense was $3.0 million in the second quarter, higher than the prior year period of $2.5 million, due to the higher average realized gold price.
                                        22

2024 Management’s Discussion and Analysis
Amortization
Amortization of $52.4 million in the second quarter was higher than the prior year period due to the higher number of ounces sold. On a per ounce basis, amortization was $372 per ounce, in line with guidance but higher than the prior year period due to the greater contribution of ounces from La Yaqui Grande.
Earnings from Operations
The Company recognized earnings from operations of $138.8 million in the second quarter, 57% higher than the prior year period, primarily as a result of record revenues driven by higher sales and an increase in the average realized gold price, generating expanded operating margins.
Net Earnings
The Company reported net earnings of $70.1 million in the second quarter, compared to $75.1 million in the prior year period. Adjusted earnings (1) were $96.9 million, or $0.24 per share, which included adjustments for other losses, primarily comprised of unrealized net foreign exchange losses recorded within deferred taxes, disposals of assets, and acquisition costs associated with the Argonaut transaction.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Review of Six Months Financial Results

Operating Revenue
For the first half of 2024, the Company sold 273,772 ounces for record operating revenues of $610.2 million,19% higher than the prior year period, primarily driven by a higher average realized gold price and higher sales at Island Gold.
Cost of Sales
Cost of sales for the first half of the year were $346.2 million, an 11% increase compared to the prior year period. Key drivers of cost of sales changes as compared to the prior year were as follows:
Mining and Processing
Mining and processing costs increased to $238.2 million from $215.6 million in the prior year, driven by inflationary pressures across the Company's operations, higher sales volumes, and the inclusion of silver sales as an offset to mining and processing costs in the prior year period.
Total cash costs of $869 per ounce and AISC of $1,178 per ounce for the first half of 2024 were both higher than the prior year period due to inflationary pressures, as well as higher unit costs in the first quarter at Young-Davidson reflecting lower mining rates and downtime.
Royalties
Royalty expense was $5.6 million, a 12% increase compared to $5.0 million in the prior year period, due to the higher realized gold price.
Amortization
Amortization of $102.4 million or $374 per ounce sold, was 11% higher than the prior year period, driven by an increase in ounces sold.
Earnings from Operations
The Company recognized earnings from operations of $220.2 million, a 35% increase from $163.6 million in the prior year period, as a result of higher production and realized gold prices, driving expanded margins.
Net Earnings
The Company reported net earnings of $112.2 million compared to $123.5 million in the prior year period. On an adjusted basis, earnings for the first half of 2024 were $148.1 million, or $0.37 per share, which included adjustments for unrealized foreign exchange losses recorded in deferred taxes of $19.7 million, Argonaut transaction costs of $5.8 million, and other losses, net of tax, of $10 million.
                                        23

2024 Management’s Discussion and Analysis
Consolidated Expenses and Other

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Exploration expense	($7.6)	($5.1)	($12.4)	($8.6)
Corporate and administrative expense	(7.4)	(7.0)	(15.3)	(13.7)
Share-based compensation expense	(6.2)	(2.5)	(16.1)	(13.6)
Finance (expense) income	0.1	(0.7)	—	(2.1)
Foreign exchange gain (loss)	0.3	1.2	(0.6)	1.1
Other (loss) gain	(11.0)	3.0	(15.8)	1.7
Exploration
Exploration expense primarily relates to expenditures on early-stage exploration projects, regional exploration programs and corporate exploration support. The Company capitalizes near-mine exploration at its three operations and development projects. Exploration expense was higher than the prior year period driven by the larger 2024 regional exploration programs at each of the Company's operations and projects.
Corporate and administrative
Corporate and administrative costs include expenses arising from the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs in the second quarter were slightly higher than the prior year period resulting from an increase in personnel costs.
Share-based compensation
Share-based compensation expense of $6.2 million in the second quarter was higher than the prior year period due to the significant increase in the Company's share price in the second quarter of 2024 compared to the same prior year period, and the corresponding impact on the revaluation of the liability for outstanding cash-based long-term incentives. The increase in share-based compensation for the first half of the year of $16.1 million compared to the prior year period is due to the same factors as the quarterly movement.
Finance expense (income)
Finance expense primarily relates to standby fees on the credit facility and accretion expense arising on decommissioning liabilities, offset by interest earned on cash and cash equivalents. For the three and six months ended June 30, 2024, interest earned primarily offset finance expense incurred.
Foreign exchange gain (loss)
A foreign exchange gain of $0.3 million was recorded in the second quarter compared to a foreign exchange gain of $1.2 million in the prior year period.
Other (loss) gain
Other loss in the second quarter of 2024 was primarily driven by transaction costs arising on the acquisition of Argonaut, unrealized losses on the Company's gold option contracts, holding and legal costs associated with the Company's Turkish Projects, and losses on disposal of certain plant and equipment. The gain of $3.0 million in the prior year period was primarily due to unrealized gains on the gold option contracts.
                                        24

2024 Management’s Discussion and Analysis
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the three months ended June 30, 2024, the Company recognized a current tax expense of $17.8 million and a deferred tax expense of $40.3 million, compared to a current tax expense of $14.8 million and a deferred tax expense of $2.2 million for the prior year period.
For the six months ended June 30, 2024, the Company recognized a current tax expense of $34.8 million and a deferred tax expense of $56.8 million, compared to a current tax expense of $38.2 million and deferred tax expense of $2.6 million for the prior year period. The increase in current tax expense in the first half of the year is driven by higher profitability in Mexico.
The Company paid cash taxes of $15.2 million and $60.5 million during the three and six months ended June 30, 2024, respectively, related to mining tax and income tax in Mexico in respect of the 2023 fiscal year, and installment payments for the 2024 fiscal year. Cash tax payments are expected to be approximately $15 million per quarter for the remainder of the year, resulting from the higher average realized gold price and strong operating performance in Mexico.
The deferred tax expense was driven by the use of tax pools in the period given strong operating earnings in both Canada and Mexico, as well as by foreign exchange losses on the weakening of the Mexican peso.
The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The Company recognized a foreign exchange loss of $19.7 million in the first half of 2024 due to the foreign exchange movement.
Financial Condition

	June 30, 2024	December 31, 2023
Current assets	$663.8	$586.0	Current assets increased compared to 2023, primarily driven by strong free cash flow generated in the quarter, and the private placement investment in Argonaut, increasing the total equity securities held.
Long-term assets	3,500.4	3,415.2	Long-term assets increased primarily due to capital expenditures on the Phase 3+ Expansion at Island Gold and the acquisition of Orford, partially offset by amortization.
Total assets	$4,164.2	$4,001.2
Current liabilities	218.1	247.9	Current liabilities are lower than 2023, primarily due to the reduction of income tax payable following payment of the 2023 income tax payable due in Mexico in the first quarter of 2024, and a lower current portion of decommissioning liabilities due to reclamation activity undertaken in Mexico in the year.
Non-current liabilities	885.8	829.8
Non-current liabilities are comprised of deferred taxes and decommissioning liabilities. The higher amount as at June 30, 2024 was driven by an increase in the deferred tax liability driven by the strong operating performance across the Company's sites.

Total liabilities	1,103.9	1,077.7
Shareholders’ equity	3,060.3	2,923.5	The increase in Shareholders' equity was primarily driven by net earnings for the first half of 2024.
Total liabilities and equity	$4,164.2	$4,001.2
                                        25

2024 Management’s Discussion and Analysis
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at June 30, 2024, the Company had cash and cash equivalents of $313.6 million and $63.9 million in equity securities, compared to $224.8 million and $13.0 million, respectively, at December 31, 2023. The Company has access to an undrawn credit facility (the "Facility") of $500.0 million, not including the uncommitted $100.0 million accordion feature to increase the credit facility up to $600.0 million. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts. In February 2024, the Company extended the term of the revolving credit facility by one year to February 2028.
The Credit Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2024, the Company is in compliance with all covenants.
During the second quarter of 2024, the Company completed a $36.9 million (CAD$50.0 million) private placement with Argonaut in conjunction with the proposed acquisition announced in March, 2024.
Subsequent to quarter-end, the Company withdrew $250 million on its credit facility to extinguish Argonaut's term loan and revolving credit facility inherited as part of the acquisition. The Company also entered into a gold sale prepayment agreement (“gold prepayment”) for total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025. The proceeds of the gold prepayment were used to eliminate gold forward sale contracts, previously entered into by Argonaut, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. The transaction has eliminated more than half of the Argonaut hedge book and associated mark-to-market liability, while providing significantly increased exposure to rising gold prices
The Company's liquidity position, comprised of cash and cash equivalents and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements, capital commitments and service debt obligations. With the strong liquidity position and ongoing cash flow generation, the Company remains well positioned to internally fund its organic growth initiatives including the Phase 3+ Expansion, optimization of the Magino mill, and development of the PDA and Lynn Lake projects.
Cash Flow

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Cash flow provided by operating activities	$194.5	$141.8	$303.4	$236.1
Cash flow used in investing activities	(125.7)	(80.9)	(210.2)	(165.7)
Cash flow used in financing activities	5.9	(6.7)	(3.2)	(12.3)
Effect of foreign exchange rates on cash	(1.3)	0.6	(1.2)	0.7
Net increase (decrease) in cash	73.4	54.8	88.8	58.8
Cash and cash equivalents, beginning of period	240.2	133.8	224.8	129.8
Cash and cash equivalents, end of period	$313.6	$188.6	$313.6	$188.6
Cash flow provided by operating activities
In the second quarter of 2024, operating activities generated cash flow of $194.5 million compared to $141.8 million in the same period of 2023, representing a 37% increase. Cash flow from operations increased due to a higher realized gold price, higher sales volumes and expanded operating margins, partially offset by cash tax payments of $15.2 million. Cash flow provided by operations before working capital and taxes paid was $190.6 million in the second quarter compared to $138.3 million in the prior year period.
For the first half of 2024, operating activities generated $303.4 million compared to $236.1 million in the prior year period due to the same drivers as the second quarter, offset by cash tax payments of $60.5 million.

                                        26

2024 Management’s Discussion and Analysis
Cash flow used in investing activities
In the second quarter of 2024, capital expenditures of $87.6 million were consistent with expenditures of $80.2 million in the prior year quarter, with the majority related to the Phase 3+ expansion at Island Gold. The Company also invested $36.9 million (CAD$50.0 million) into Argonaut through a private placement, which brought the Company's ownership to 13.8% of Argonaut's total outstanding common shares after giving effect to the private placement.
For the first half of 2024, the company invested $172.1 million in capital expenditures, compared to $164.0 million in the prior year period.
Cash flow used in financing activities
The Company paid a quarterly dividend of $0.025 per share, consistent with the second quarter of 2023, resulting in year-to-date dividends paid of $19.8 million. Of this amount, $17.1 million was paid in cash, and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan. During the second quarter of 2024, the Company received proceeds from the issuance of flow-through shares totaling $10.5 million, net of share issuance costs. These proceeds will be used to fund various Canadian exploration activities.
Outstanding Share Data

July 30, 2024
Common shares	419,717,659
Stock options	2,535,615
Deferred share units	1,098,768
Performance share units	1,088,223
Restricted share units	2,474,395
426,914,660
Related party transactions

There were no related party transactions during the period other than those disclosed in the Company’s consolidated financial statements for the three and six months ended June 30, 2024.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices, foreign exchange rates and gold prices by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at June 30, 2024, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts totaling 42,000 ounces, ensure a minimum average realized gold price of $1,938 per ounce and a maximum average realized gold price of $2,365 per ounce, regardless of the movement in gold prices during 2024. The fair value of these contracts was a liability of $2.8 million at June 30, 2024 (December 31, 2023 - liability of $0.8 million). These options mature monthly throughout 2024.
The Company realized a loss of $0.6 million related to the settlement of option contracts which is recorded in operating revenues for the three and six months ended June 30 2024 (for the three and six months ended June 30, 2023 - realized a gain of nil and a loss of $0.1 million). The Company recorded an unrealized loss of $1.9 million and $0.4 million for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - unrealized gain of $2.2 million and $0.5 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
                                        27

2024 Management’s Discussion and Analysis
As part of the acquisition of Argonaut which closed on July 12, 2024, Alamos inherited Argonaut’s hedge book which included gold forward sale contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. On July 15, 2024, the Company entered into a gold sale prepayment in contemplation of the close of the Argonaut acquisition. Under the terms of the gold prepayment, Alamos received total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on average forward curve prices of $2,524 per ounce. The proceeds of the gold prepayment have been used to eliminate all of the 2024 and 2025 forward sale contracts, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. As a result, only the 2026 and 2027 Argonaut hedges remain outstanding as of July 15, 2024, totaling 150,000 ounces with an average price of $1,821 per ounce.
Foreign currency contracts
As at June 30, 2024, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts:

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2024	Collars	282.0	1.33	1.39
2024	Bought puts	6.0	1.35	—
2025	Collars	12.0	1.33	1.40
Mexican Peso contracts:

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2024	Collars	690.0	17.50	20.12
2025	Collars	180.0	17.40	21.06
The fair value of these contracts was a liability of $0.8 million at June 30, 2024 (December 31, 2023 - asset of $6.6 million). For the three and six months ended June 30, 2024, the Company realized net gains of $0.2 million and $1.9 million, respectively, on the foreign currency contracts (for the three and six months ended June 30, 2023 - realized net gains of $2.0 million and $2.6 million), which have been applied against operating and capital costs.
As at June 30, 2024, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totalng 756,000 gallons, ensure a minimum purchase call option of $2.71 per gallon and a maximum average sold put options of $2.50 per gallon, regardless of the movement in fuel prices during 2024. The Company also held collars totaling 504,000 gallons, ensure a minimum purchase call option of $2.55 per gallon and a maximum average sold put options of $2.40 per gallon, regardless of the movement in fuel prices during 2025. The fair value of these contracts was nil at June 30, 2024 (December 31, 2023 - liability of $0.2 million).
Debt obligations
Subsequent to quarter-end, the Company withdrew $250 million on its credit facility to extinguish Argonaut's term loan and revolving credit facility inherited as part of the acquisition.
                                        28

2024 Management’s Discussion and Analysis
Summary of Quarterly Financial and Operating Results

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Gold ounces produced	139,100	135,700	129,500	135,400	136,000	128,400	134,200	123,400
Gold ounces sold	140,923	132,849	129,005	132,633	131,952	132,668	133,164	122,780
Operating Revenues	$332.6	$277.6	$254.6	$256.2	$261.0	$251.5	$231.9	$213.6
Earnings from operations	$138.8	$81.4	$71.9	$82.6	$88.6	$75.0	$61.6	$29.9
Net earnings (loss)	$70.1	$42.1	$47.1	$39.4	$75.1	$48.4	$40.6	($1.4)
Earnings per share, basic	$0.18	$0.11	$0.12	$0.10	$0.19	$0.12	$0.10	$0.00
Earnings per share, diluted	$0.17	$0.11	$0.12	$0.10	$0.19	$0.12	$0.10	$0.00
Adjusted net earnings (1)	$96.9	$51.2	$49.2	$54.5	$59.3	$45.4	$33.7	$26.9
Adjusted earnings per share, basic (1)	$0.24	$0.13	$0.12	$0.14	$0.15	$0.12	$0.09	$0.07
Earnings before interest, taxes, depreciation and amortization (1)	$180.5	$125.7	$101.6	$126.0	$138.9	$119.9	$100.4	$96.4
Cash provided by operating activities	$194.5	$108.9	$124.1	$112.5	$141.8	$94.3	$102.3	$74.0
Average realized gold price	$2,336	$2,069	$1,974	$1,932	$1,978	$1,896	$1,741	$1,740
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
.
Earnings from operations and cash flow from operating activities have consistently increased since mid-2022, as a result of a higher realized gold price, increased gold ounce production following achievement of commercial production at La Yaqui Grande, and margin expansion as the Company has focused on cost containment strategies across operations and the corporate office, despite ongoing inflationary pressures. In the second quarter of 2024, the Company realized record revenues given the stronger gold price environment and the highest quarterly production in history. Production is expected to increase further with the acquisition of Argonaut in the third quarter of 2024.
In the third quarter of 2022, the Company recorded a non-cash net realizable adjustment on the Mulatos heap leach inventory of $11.6 million, which negatively impacted earnings from operations in that period.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes paid;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization ("EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.
                                        29

2024 Management’s Discussion and Analysis
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings (loss):
•Foreign exchange (gain) loss
•Items included in other loss (gain)
•Certain non-recurring items
•Foreign exchange loss (gain) recorded in deferred tax expense
•The income and mining tax impact of items included in other loss (gain)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; loss on disposal of assets; Turkish Projects care and maintenance and arbitration costs; and transaction costs associated with the Argonaut acquisition. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net earnings	$70.1	$75.1	$112.2	$123.5
Adjustments:
Foreign exchange (gain) loss	(0.3)	(1.2)	0.6	(1.1)
Other loss (gain)	11.0	(3.0)	15.8	(1.7)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	16.2	(12.2)	19.7	(16.4)
Other income and mining tax adjustments	(0.1)	0.6	(0.2)	0.4
Adjusted net earnings	$96.9	$59.3	$148.1	$104.7
Adjusted earnings per share - basic	$0.24	$0.15	$0.37	$0.27
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Cash flow from operating activities	$194.5	$141.8	$303.4	$236.1
Add: Changes in working capital and taxes paid	(3.9)	(3.5)	22.1	29.4
Cash flow from operating activities before changes in working capital and taxes paid	$190.6	$138.3	$325.5	$265.5
                                        30

2024 Management’s Discussion and Analysis
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Cash flow from operating activities	$194.5	$141.8	$303.4	$236.1
Less: mineral property, plant and equipment expenditures	(87.6)	(80.2)	(172.1)	(164.0)
Company-wide free cash flow	$106.9	$61.6	$131.3	$72.1

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$194.5	$141.8	$303.4	$236.1
Add: operating cash flow used by non-mine site activity	13.1	10.8	33.5	29.2
Cash flow from operating mine-sites	$207.6	$152.6	$336.9	$265.3

Mineral property, plant and equipment expenditure	$87.6	$80.2	$172.1	$164.0
Less: capital expenditures from development projects, and corporate	(4.7)	($5.5)	(10.5)	(9.2)

Capital expenditure and capital advances from mine-sites	$82.9	$74.7	$161.6	$154.8

Total mine-site free cash flow	$124.7	$77.9	$175.3	$110.5

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$59.1	$48.9	$93.9	$82.6
Mineral property, plant and equipment expenditure	(19.0)	(13.5)	(39.2)	(30.9)
Mine-site free cash flow	$40.1	$35.4	$54.7	$51.7

Island Gold Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$70.8	$50.2	$111.7	$86.7
Mineral property, plant and equipment expenditure	(56.1)	(54.7)	(110.7)	(111.7)
Mine-site free cash flow	$14.7	($4.5)	$1.0	($25.0)

                                        31

2024 Management’s Discussion and Analysis

Mulatos District Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2022	2024	2023
(in millions)
Cash flow from operating activities	$77.7	$53.5	$131.3	$96.0
Mineral property, plant and equipment expenditure	(7.8)	(6.5)	(11.7)	(12.2)
Mine-site free cash flow	$69.9	$47.0	$119.6	$83.8

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization, and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

                                        32

2024 Management’s Discussion and Analysis
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$117.2	$109.2	$238.2	$215.6
Silver by-product credits	(3.3)	—	(6.0)	—
Royalties	3.0	2.5	5.6	5.0
Total cash costs	116.9	111.7	237.8	220.6
Gold ounces sold	140,923	131,952	273,772	264,620
Total cash costs per ounce	$830	$847	$869	$834

Total cash costs	$116.9	$111.7	$237.8	$220.6
Corporate and administrative (1)	7.4	7.0	15.3	13.7
Sustaining capital expenditures (2)	20.9	23.4	47.4	50.3
Share-based compensation	6.2	2.5	16.1	13.6
Sustaining exploration	1.0	0.5	1.8	0.7
Accretion of decommissioning liabilities	2.0	1.6	4.0	1.7
Total all-in sustaining costs	$154.4	$146.7	$322.4	$300.6
Gold ounces sold	140,923	131,952	273,772	264,620
All-in sustaining costs per ounce	$1,096	$1,112	$1,178	$1,136
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
(in millions)
Capital expenditures per cash flow statement	$87.6	$80.2	$172.1	$164.0
Less: non-sustaining capital expenditures at:
Young-Davidson	(11.3)	(2.4)	(19.9)	(6.6)
Island Gold	(43.9)	(43.7)	(85.0)	(89.3)
Mulatos District	(6.8)	(5.2)	(9.3)	(8.6)
Corporate and other	(4.7)	(5.5)	(10.5)	(9.2)
Sustaining capital expenditures	$20.9	$23.4	$47.4	$50.3
                                        33

2024 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$45.6	$40.4	$92.2	$82.0
Silver by-product credits	(0.7)	—	(1.3)	—
Royalties	1.5	1.2	2.8	2.6
Total cash costs	$46.4	$41.6	$93.7	$84.6
Gold ounces sold	45,057	43,570	84,867	89,246
Total cash costs per ounce	$1,030	$955	$1,104	$948

Total cash costs	$46.4	$41.6	$93.7	$84.6
Sustaining capital expenditures	7.7	11.1	19.3	24.3
Accretion of decommissioning liabilities	0.1	0.1	0.2	0.2
Total all-in sustaining costs	$54.2	$52.8	$113.2	$109.1
Gold ounces sold	45,057	43,570	84,867	89,246
Mine-site all-in sustaining costs per ounce	$1,203	$1,212	$1,334	$1,222

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$19.0	$18.5	$42.6	$39.1
Silver by-product credits	(0.2)	—	(0.4)	—
Royalties	0.8	0.6	1.5	1.2
Total cash costs	$19.6	$19.1	$43.7	$40.3
Gold ounces sold	39,766	28,183	73,896	61,910
Total cash costs per ounce	$493	$678	$591	$651

Total cash costs	$19.6	$19.1	$43.7	$40.3
Sustaining capital expenditures	12.2	11.0	25.7	22.4
Accretion of decommissioning liabilities	0.2	0.1	0.3	0.2
Total all-in sustaining costs	$32.0	$30.2	$69.7	$62.9
Gold ounces sold	39,766	28,183	73,896	61,910
Mine-site all-in sustaining costs per ounce	$805	$1,072	$943	$1,016
                                        34

2024 Management’s Discussion and Analysis

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$52.6	$50.3	$103.4	$94.5
Silver by-product credits	(2.4)	—	(4.3)	—
Royalties	0.7	0.7	1.3	1.2
Total cash costs	$50.9	$51.0	$100.4	$95.7
Gold ounces sold	56,100	60,199	115,009	113,464
Total cash costs per ounce	$907	$847	$873	$843

Total cash costs	$50.9	$51.0	$100.4	$95.7
Sustaining capital expenditures	1.0	1.3	2.4	3.6
Sustaining exploration	0.4	0.1	1.0	0.3
Accretion of decommissioning liabilities	1.7	1.4	3.5	2.9
Total all-in sustaining costs	$54.0	$53.8	$107.3	$102.5
Gold ounces sold	56,100	60,199	115,009	113,464
Mine-site all-in sustaining costs per ounce	$963	$894	$933	$903
EBITDA
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net earnings	$70.1	$75.1	$112.2	$123.5
Add back:
Finance (income) expense	(0.1)	0.7	—	2.1
Amortization	52.4	46.1	102.4	92.4
Deferred income tax expense	40.3	2.2	56.8	2.6
Current income tax expense	17.8	14.8	34.8	38.2
EBITDA	$180.5	$138.9	$306.2	$258.8
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
Accounting Estimates, Policies and Changes

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2024 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2023.
                                        35

2024 Management’s Discussion and Analysis

Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and six months ended June 30, 2024 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2023 with the exception of the following:
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2024:
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:
•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity
The amendments have been adopted by the Company, however the amendments did not result in any changes to the financial statements.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as of June 30, 2024. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at June 30, 2024.
Changes in Internal Control over Financial Reporting

There were no material changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2024 and have concluded that these disclosure controls and procedures were appropriately designed as at June 30, 2024.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
                                        36

2024 Management’s Discussion and Analysis
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2023). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
                                        37

2024 Management’s Discussion and Analysis
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projects as at the date of this MD&A. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “on track”, "on pace", “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements include, but may not be limited to, guidance and expectations pertaining to: gold production, production potential, gold grades, gold prices, free cash flow, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, future fluctuations in the Company’s effective tax rate and other statements related to the payment of taxes; expected impacts of inflation; achieving annual guidance; expected timing and provision of updated consolidated 2024 guidance incorporating Magino; the expectation that the integration of the Island Gold mine with the Magino mine will create one of the largest and lowest cost gold mines in Canada, unlock significant value with pre-tax synergies, result in capital savings, operating savings and synergies and de-risking of the Phase 3+ Expansion project at Island Gold, increase Company-wide gold production and longer term production potential and create opportunities for further expansions of the combined Island Gold and Magino operations; expectation that Island Gold ore will be processed at the Magino mill commencing in 2025; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; timing of construction decision for the Lynn Lake project; timing of completion of an additional study incorporating Burnt Timber and Linkwood into the Lynn Lake project and potential production and economic upside; the expectation that the Lynn Lake project will be an attractive, low-cost long-life growth project in Canada with significant exploration upside; expenditures on the development of the Lynn Lake project; exploration potential, budgets, focuses, programs, targets and projected exploration results; returns to stakeholders; potential for further growth from PDA, a new development plan for PDA and the expected timing of its completion; mine life, including an anticipated mine life extension at Mulatos; Mineral Reserve life; Mineral Reserve and Resource grades; reserve and resource estimates; mining and milling rates; the Company’s approach to reduction of its environmental footprint, community relations and governance; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to illnesses, diseases, epidemics and pandemics, the impact of any illness, disease, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Department of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project) and any resulting court or arbitral decision(s); disruptions affecting operations; risks associated with the startup of new mines; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; court or other administrative decisions impacting the Company’s approved Environmental Impact Study and/or issued project permits, construction decisions and any development of the Lynn Lake project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; the risk that the Company’s mines may not perform as planned;
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2024 Management’s Discussion and Analysis
uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this MD&A may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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